UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42189

Orangekloud Technology Inc.

(Registrant’s Name)

70 Bendemeer Road

#04-04 Luzerne

Singapore, 339940

+65 6317 2050

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Orangkloud,” “we,” “us” and “our” refer to Orangekloud Technology Inc. and its subsidiaries.

Other Information

Attached hereto as Exhibit 99.1 is the first half 2025 unaudited financial results of the Company.

Exhibits

Exhibit No	Description

99.1	Orangekloud Technology Inc. First Half 2025 Unaudited Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Orangekloud Technology Inc.

Date:	October 30, 2025	By:	/s/ Goh Kian Hwa
Goh Kian Hwa Chief Executive Officer